Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

COMMONWEALTH REIT

September 20, 2013

The second sentence of the first paragraph of Article II, Section 2.14.1(d) of the Amended and Restated Bylaws of CommonWealth REIT dated as of April 12, 2013 is hereby amended by the addition of the words “(A) in the case of the annual meeting held in 2014, not later than 5:00 p.m. (Eastern Time) on January 10, 2014 nor earlier than December 11, 2013, and (B) otherwise,” immediately after the phrase “principal executive offices of the Trust” as shown below:

To be timely, the notice of such shareholder(s) shall set forth all information required under this Section 2.14.1 and shall be delivered to the secretary at the principal executive offices of the Trust (A) in the case of the annual meeting held in 2014, not later than 5:00 p.m. (Eastern Time) on January 10, 2014 nor earlier than December 11, 2013, and (B) otherwise, not later than 5:00 p.m. (Eastern Time) on the 120th day nor earlier than the 150th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days earlier or later than the first anniversary of the date of the preceding year’s annual meeting, notice by such shareholder(s) to be timely shall be so delivered not later than 5:00 p.m. (Eastern Time) on the 10th day following the earlier of the day on which (i) notice of the date of the annual meeting is mailed or otherwise made available or (ii) public announcement of the date of the annual meeting is first made by the Trust.